UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2017

ASB BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

North Carolina (State or other jurisdiction of incorporation or organization)	001-35279 (Commission File Number)	45-2463413 (IRS Employer Identification No.)

11 Church Street, Asheville, North Carolina 28801

(Address of principal executive offices) (Zip Code)

(828) 254-7411

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

(a)       The annual meeting of shareholders of ASB Bancorp, Inc. (the “Company”) was held on May 18, 2017. As of the March 29, 2017 record date, there were 3,788,025 shares of common stock outstanding, all of which were entitled to vote. There were 3,325,712 shares present in person or by proxy.

(b)       The final vote results for each of the matters submitted to a vote of shareholders at the annual meeting were as follows:

1.	The shareholders elected the following individuals as directors of the Company, each to serve for a three-year term or until their respective successors have been elected and qualified, by the following vote:

	FOR	WITHHELD	BROKER NON-VOTES
Stephen P. Miller, PhD	2,256,290	124,620	944,802
Alison J. Smith	2,205,937	174,973	944,802
Patricia S. Smith	2,246,992	133,918	944,802

2.	The shareholders ratified the selection of Dixon Hughes Goodman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 by the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,180,731	61,109	83,872	Not applicable

3.	The shareholders approved, on a non-binding advisory basis, the compensation of the Company’s named executive officers by the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,052,344	208,110	120,456	944,802

4.	The shareholders re-approved the performance goals included in the ASB Bancorp, Inc. 2012 Equity Incentive Plan by the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,156,946	154,296	69,668	944,802

(c)       Not applicable.

(d)       Not applicable.

Item 8.01	Other Events.

Beginning May 19, 2017, the Company will make available and distribute to analysts and prospective investors the slide presentation made at the Company’s annual meeting on May 18, 2017. The presentation materials include information regarding the Company’s operating strategies and financial performance. The presentation materials will also be posted to the Company’s website on May 19, 2017. The presentation materials are attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Number	Description

99.1	Presentation Materials

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

ASB BANCORP, INC.

Date: May 19, 2017	By:	/s/ Suzanne S. DeFerie
Suzanne S. DeFerie
President and Chief Executive Officer

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